Accenture plc

VIA EDGAR

January 5, 2010

Mr. Stephen Krikorian

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated December 29, 2009 concerning
Accenture plc
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed October 19, 2009
File No. 001-34448

Accenture SCA
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed October 19, 2009
File No. 000-49713

Dear Mr. Krikorian:

This letter is in response to your correspondence dated December 29, 2009 concerning the filings listed above for Accenture plc and Accenture SCA. In that letter, you asked that we amend our filing and respond to the comments within 10 business days or advise the staff when we will respond. As directed by you, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period, as we continue to work on our response, and anticipate that we will require additional time in order to respond fully to your letter. We currently expect to respond no later than January 21, 2010. In the meantime, please do not hesitate to contact me. I can be reached at (312) 693-4544.

Sincerely,

/s/ Richard Buchband
Richard Buchband, Esq.

cc:	Pamela J. Craig, Accenture Anthony G. Coughlan, Accenture Douglas G. Scrivner, Esq., Accenture A.J. Kess, Esq., Simpson Thacher & Bartlett LLP